SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 4)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

GenTek Inc.
(Name of Subject Company)
GenTek Inc.
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
37245X203
(CUSIP Number of Class of Securities)
William E. Redmond, Jr.
President and Chief Executive Officer
90 East Halsey Road
Parsippany, New Jersey 07054
(973) 515-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:
William P. O’Neill
Raymond B. Grochowski
Latham & Watkins LLP
555 11th Street, N.W., Suite 1000
Washington, D.C. 20004
(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 8. ADDITIONAL INFORMATION
ITEM 9. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on October 2, 2009, as amended by Amendment No. 1 filed on October 8, 2009, Amendment No. 2 filed on October 23, 2009 and Amendment No. 3 filed on October 27, 2009, by GenTek Inc., a Delaware corporation (“GenTek”), as amended or supplemented from time to time (the “Statement”). The Statement relates to the tender offer by ASP GT Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ASP GT Holding Corp., a Delaware corporation (“Parent”), to purchase all of GenTek’s outstanding Shares at a price of $38.00 per Share, net to seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated September 29, 2009, as amended by Amendment No. 1 filed on October 9, 2009, Amendment No. 2 filed on October 15, 2009, Amendment No. 3 filed on October 27, 2009 and Amendment No. 4 filed on October 28, 2009, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.
Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
ITEM 8. ADDITIONAL INFORMATION.
Item 8, “Additional Information” is hereby amended and supplemented by adding the following:
“Expiration of the Offer
The Offer and withdrawal rights expired at 12:00 Midnight, New York City time, on Tuesday, October 27, 2009. BNY Mellon Shareowner Services, the depositary for the Offer (the “Depositary”), has advised that, as of the expiration time, an aggregate of approximately 9,593,530 Shares (including approximately 302,891 Shares subject to guaranteed delivery procedures) were validly tendered and not withdrawn, representing approximately 93% of the total outstanding Shares. Therefore the Minimum Condition has been satisfied. All Shares that were validly tendered and not properly withdrawn have been accepted for purchase by Purchaser. Purchaser will promptly pay for such Shares at the Offer Price.
Pursuant to the Merger Agreement and upon Purchaser’s acceptance for payment of all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, Purchaser became entitled to designate for appointment or election to the Board a number of directors that is proportionate to the percentage of Shares then beneficially owned by Purchaser and its affiliates. Such designees, together and following their appointment or election to the Board, will constitute a majority of the Board.
Parent intends to promptly effect a short-form merger under Delaware law, upon the terms and subject to the conditions set forth in the Merger Agreement, and, as a result, GenTek will become a direct, wholly-owned subsidiary of Parent.
As a result of the Merger, any Shares not tendered and accepted for payment in the Offer (other than Shares held (i) in the treasury of GenTek or by GenTek’s subsidiaries, Parent or the Purchaser, which Shares shall be cancelled and shall cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive the same $38.00 in cash per Share, without interest thereon and less any applicable withholding taxes, that was paid in the Offer.
Additionally, as a result of the Merger, each issued, unexpired and unexercised Warrant will, in accordance with its terms, be cancelled and converted solely into the right to receive a payment in cash, less applicable tax withholding, of an amount equal to the product of (i) 3.2275 multiplied by (ii) $15.97 (the difference between $38.00 and $22.03, the per Share exercise price of the Warrants).
Following the Merger, the Shares will cease to be traded on the NASDAQ Global Select Market.
The full text of the press release issued by Parent announcing the completion of the Offer is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.”
ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

(a)(5)(F)	Press Release issued by ASP GT Holding Corp. and ASP GT Acquisition Corp. on October 28, 2009 (incorporated by reference to Exhibit (a)(5)(D) to the Amendment No. 4 to the Schedule TO filed by Parent on October 28, 2009).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENTEK INC.
By:	/s/ William E. Redmond, Jr.
William E. Redmond, Jr.
President and CEO

Dated: October 28, 2009

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